NEPTUNE
TECHNOLOGIES & BIORESSOURCES

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Form of Proxy - Annual General and Special Meeting to be held on June 21, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Eastern Time, on June 19, 2012.

00WGLA

Appointment of Proxyholder

I/We being holder(s) of Neptune Technologies & Bioressources Inc. hereby appoint(s): Michel Chartrand or failing this person, Henri Harland

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Neptune Technologies & Bioressources Inc., that will be held at the Hilton Garden Inn Montréal Centre-Ville, Charles de Bleury Room, 380 Sherbrooke West, Montréal (Québec) H3A 0B1, June 21, 2012 à 1:00 pm and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. To receive the financial statements of the Corporation for the financial year ended February 29, 2012 and the auditors' report thereon.	☐	☐

	For	Withhold
2. Election of Directors Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

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	For	Withhold
3. Appointment of Auditors To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐

	For	Against
4. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the amendments to the Corporation's stock option plan, as approved by the Board of Directors on May 9, 2012.	☐	☐
5. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the transfer of (i) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at September 16, 2011, in favor of Mr. Michel Chartrand, a member of the Board of Directors of the Corporation and its subsidiaries; and (ii) 500,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at December 1, 2011, to Dr. Harlan W. Waksal, an executive of a subsidiary of the Corporation; and (iii) 730,000 Series 2011-2 NeuroBioPharm warrants by the Corporation as of April 11, 2012, of which 255,000 are transferred in favor of some employees and 475,000 in favor of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries.	☐	☐
6. Resolution To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving NeuroBioPharm Inc.'s stock option plan, as approved by the board of directors of NeuroBioPharm Inc. on May 25, 2011.	☐	☐
7. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the grant of 250,000 options to Mr. John Elway as partial consideration for the personal services agreement entered into between Mr. John Elway and the Corporation;	☐	☐
8. Resolution To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving the grant of (i) 275,000 options to Mr. Henri Harland for services provided to the Corporation, (ii) 150,000 options to Mr. André Godin for services provided to the Corporation, and (iii) 175,000 options to Mr. Michel Chartrand for services provided to the Corporation;.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

043479

NEPQ

00WGMA

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 21, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 pm, Eastern Time, on June 19, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by **Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00WFGA

Appointment of Proxyholder

I/We being holder(s) of Neptune Technologies & Bioressources Inc. hereby appoint(s): Michel Chartrand or failing this person, Henri Harland

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Neptune Technologies & Bioressources Inc., that will be held at the Hilton Garden Inn Montréal Centre-Ville, Charles de Bleury Room, 380 Sherbrooke West, Montréal (Québec) H3A 0B1, June 21, 2012 à 1:00 pm and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. To receive the financial statements of the Corporation for the financial year ended February 29, 2012 and the auditors' report thereon.	☐	☐

	For	Withhold
2. Election of Directors Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

	For	Withhold
3. Appointment of Auditors To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐

	For	Against
4. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the amendments to the Corporation's stock option plan, as approved by the Board of Directors on May 9, 2012.	☐	☐
5. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the transfer of (i) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at September 16, 2011, in favor of Mr. Michel Chartrand, a member of the Board of Directors of the Corporation and its subsidiaries; and (ii) 500,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at December 1, 2011, to Dr. Harlan W. Waksal, an executive of a subsidiary of the Corporation; and (iii) 730,000 Series 2011-2 NeuroBioPharm warrants by the Corporation as of April 11, 2012, of which 255,000 are transferred in favor of some employees and 475,000 in favor of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries.	☐	☐
6. Resolution To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving NeuroBioPharm Inc.'s stock option plan, as approved by the board of directors of NeuroBioPharm Inc. on May 25, 2011.	☐	☐
7. Resolution To consider and, if deemed appropriate, to adopt an ordinary resolution approving the grant of 250,000 options to Mr. John Elway as partial consideration for the personal services agreement entered into between Mr. John Elway and the Corporation;	☐	☐
8. Resolution To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving the grant of (i) 275,000 options to Mr. Henri Harland for services provided to the Corporation, (ii) 150,000 options to Mr. André Godin for services provided to the Corporation, and (iii) 175,000 options to Mr. Michel Chartrand for services provided to the Corporation;.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

043479 AR2 NEPQ

00WFHE

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on June 21, 2012

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 pm, Eastern Time, on June 19, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF..

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00WFKA

+ +

Appointee(s)

I/We being holder(s) of Neptune Technologies & Bioressources Inc. hereby appoint(s): Michel Chartrand or failing this person, Henri Harland

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Neptune Technologies & Bioressources Inc., that will be held at the Hilton Garden Inn Montréal Centre-Ville, Charles de Bleury Room, 380 Sherbrooke West, Montréal (Québec) H3A 0B1, June 21, 2012 à 1:00 pm and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. To receive the financial statements of the Corporation for the financial year ended February 29, 2012 and the auditors' report thereon. ☐ ☐

For Withhold

2. Election of Directors ☐ ☐

Vote FOR or WITHHOLD for all nominees proposed by Management

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For Withhold

3. Appointment of Auditors ☐ ☐

To appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration.

For Against

4. Resolution

To consider and, if deemed appropriate, to adopt an ordinary resolution approving the amendments to the Corporation's stock option plan, as approved by the Board of Directors on May 9, 2012. ☐ ☐

5. Resolution

To consider and, if deemed appropriate, to adopt an ordinary resolution approving the transfer of (i) 150,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at September 16, 2011, in favor of Mr. Michel Chartrand, a member of the Board of Directors of the Corporation and its subsidiaries; and (ii) 500,000 Series 2011-2 NeuroBioPharm warrants by the Corporation, as at December 1, 2011, to Dr. Harlan W. Waksal, an executive of a subsidiary of the Corporation; and (iii) 730,000 Series 2011-2 NeuroBioPharm warrants by the Corporation as of April 11, 2012, of which 255,000 are transferred in favor of some employees and 475,000 in favor of some of the executive officers and the members of the Board of Directors of the Corporation and its subsidiaries. ☐ ☐

6. Resolution

To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving NeuroBioPharm Inc.'s stock option plan, as approved by the board of directors of NeuroBioPharm Inc. on May 25, 2011. ☐ ☐

7. Resolution

To consider and, if deemed appropriate, to adopt an ordinary resolution approving the grant of 250,000 options to Mr. John Elway as partial consideration for the personal services agreement entered into between Mr. John Elway and the Corporation; ☐ ☐

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8. Resolution

To consider and, if deemed appropriate, to adopt a resolution by the disinterested shareholders of the Corporation approving the grant of (i) 275,000 options to Mr. Henri Harland for services provided to the Corporation, (ii) 150,000 options to Mr. André Godin for services provided to the Corporation, and (iii) 175,000 options to Mr. Michel Chartrand for services provided to the Corporation;. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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00WFLE